EXHIBIT 99.1

QUANTUM BIOPHARMA (NASDAQ: QNTM) POSTS LINK ON ITS WEBSITE TO ACCESS THE FILED COMPLAINT AGAINST CIBC WORLD MARKETS, RBC DOMINION SECURITIES AND OTHERS, SEEKING DAMAGES IN EXCESS OF $700,000,000 USD, FOR POSSIBLE STOCK PRICE MANIPULATION/SPOOFING

To assist enquiries the copy of the complaint can be viewed by clicking the following link:

Quantum Bio Pharma Complaint

Toronto, ON – October 22, 2024 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces the Company, on 20th October 2024, had filed a complaint in the United States District Court for the Southern District of New York alleging that CIBC World Markets (CIBC), RBC Dominion Securities (RBC), and others (the “Defendants”) engaged in market manipulation schemes that violated Section 10(b) and Rule 10b-5(a) and (c) and Section 9(a) of the Securities Exchange Act of 1934. This lawsuit alleges that between 1st of January 2020, and 15th of August 2024 the Defendants and/or their customers used “spoofing” techniques to manipulate the share price of Quantum BioPharma shares. The Company is seeking damages of more than $700 Million USD.

Due to a lot of inquiries the Company has posted a copy of the complaint on its website on the News page.  A copy of the filing can be found at  https://www.quantumbiopharma.com/news-events.

Globe and Mail has written about this complaint and the article can be accessed via the following link: Quantum BioPharma sues over alleged stock spoofing

The Press Release which was disseminated yesterday can be found by clicking the following link

Some of the content of the PR which was disseminated yesterday is given below

The law firms Christian Attar and Freedman Normand Friedland LLP have decided to take and file this case on a contingency basis, so there will be no material financial pressure on the Company to bear the legal costs associated with this case. These law firms, working with industry experts, conducted an extensive investigation into the Defendants’ conduct, and have concluded that there is sufficient evidence of market manipulation for the Company to pursue claims against the Defendants. The complaint details this evidence, which the Company alleges demonstrates that Defendants “spoofed” the market hundreds of times, thereby artificially depressing the price of the Company’s stock again and again and harming both the Company and its many retail investors.

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The Company’s stock in January 2020 was trading over $460 USD (taking into consideration post-splits or present terms) per share with a market cap close to almost One Billion dollars. The Company’s share price as of market close on Friday Oct 18th, 2024, was $7.55 USD per share with a market cap of less than $15 Million USD.

The Company believes that, besides CIBC and RBC, there are other banks/brokers who are also involved in this alleged market manipulation scheme in the company’s stock. The Company will refrain from naming them at this point until more conclusive evidence has been gathered.

The Company is open to dialogue and will always remain open to finding an amicable solution with the banks and brokers involved.

About Christian Attar

Christian Attar engages in all types of civil litigation, including shareholder and partnership disputes, and stock fraud. The Group operates domestically and internationally, with its corporate headquarters based in Houston, Texas.

To learn more about Christian Attar, visit www.ChristianAttarLaw.com

About Freedman Normand Friedland LLP

Freedman Normand Friedland is a high-end litigation boutique with offices in New York, Miami, and Boston. The firm and its attorneys have extensive experience in complex commercial litigation, including in path-breaking antitrust, securities, and market manipulation matters.

To learn more about Freedman Normand Friedland, LLP, visit www.fnf.law.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

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Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s belief that its share price does not current financial position and recent operational improvements; that certain amounts can be collected by the Company from the bond when all appeals of Dr. Bokhari are exhausted; and that a strong cash and cash equivalents provide a solid foundation for operations and potential growth opportunities.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives; the Company is accurate in its belief that its share price does not current financial position and recent operational improvements; that certain amounts will be collected by the Company from the bond when all appeals of Dr. Bokhari are exhausted; and that a strong cash and cash equivalents will provide a solid foundation for operations and potential growth opportunities.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company being inaccurate in its belief that its share price does not current financial position and recent operational improvements; that certain amounts will not be collectable by the Company from the bond when all appeals of Dr. Bokhari are exhausted; and that a strong cash and cash equivalents will not provide a solid foundation for operations and potential growth opportunities; the Company’s inability to carry out its plans with respect to its new innovation and offerings; the Company’s inability to utilize its tax loss; the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; and the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final  short  form  base  shelf  prospectus dated December 22, 2023 and registration  statement  on  Form  F-3 containing a base shelf prospectus, each  under the heading “Risk  Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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